**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D. C. 20549

# FORM 8-K

## CURRENT REPORT
### Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)  August 31, 2005

# INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

| **Delaware** | **010306** | **58-1407235** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| **96 Cummings Point Road, Stamford, Connecticut** | **06902** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

**Item 8.01 Other Events**

On August 31, 2005, Independence Holding Company issued a press release announcing the purchase of additional American Independence Corp. shares.  A copy of the press release is attached hereto as Exhibit 99.1

**Item 9.01 Financial Statements And Exhibits**

(c)  Exhibits

Exhibit 99.1 - Press release of Independence Holding Company dated August 31, 2005 announcing the purchase of additional American Independence Corp. shares.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**INDEPENDENCE HOLDING COMPANY**

(Registrant)

By: <u>Teresa A. Herbert</u>

Date:        <u>August 31, 2005</u>

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

**INDEPENDENCE HOLDING COMPANY**     **CONTACT:**     **TERESA A. HERBERT**
**96 CUMMINGS POINT ROAD**     **(203) 358-8000**
**STAMFORD, CONNECTICUT 06902**     **www.Independenceholding.com**
**NYSE: IHC**

**NEWS RELEASE**

**INDEPENDENCE HOLDING COMPANY ANNOUNCES**
**PURCHASE OF ADDITIONAL AMERICAN INDEPENDENCE CORP. SHARES**

Stamford, Connecticut, August 31, 2005. Independence Holding Company (NYSE: IHC) announced today that it has purchased additional shares of the common stock of American Independence Corp. (NASDAQ: AMIC), which brings IHC's ownership of AMIC to 4,041,640 shares or approximately 48% of the outstanding common stock.

*Chief Executive Officer's Comments*

Roy T.K. Thung, Chief Executive Officer, commented, "We are pleased that we increased our ownership of American Independence Corp. to approximately 48%. AMIC is an insurance holding company that owns managing general underwriters (MGUs) that produce the majority of IHC's medical stop-loss business."

**About Independence Holding Company**

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (AMIC), and its managing general underwriters, third party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, employer-sponsored group major medical, short-term medical, dental, vision, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.